UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: December, 2008	Commission File Number: 001-33086
LUNDIN MINING CORPORATION
(Name of Registrant)
Suite 1500
150 King Street West, PO Box 38
Toronto, ON M5H 1J9
Canada V6C 3E8
(416) 342 5560
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUNDIN MINING CORPORATION
Date: December 23, 2008	By:	/s/ Philip J. Wright
		Name:	Philip J. Wright
		Title:	Chief Executive Officer and President

EXHIBITS

Exhibit	Description of Exhibit

99.1	Notice of Special Meeting and Management Proxy Circular dated December 22, 2008.

99.2	Form of Proxy pursuant to Management Proxy Circular dated December 22, 2008.

99.3	Certificate of Lundin Mining Corporation dated December 23, 2008 regarding delivery of Management Proxy Circular dated December 22, 2008.

99.4	Letter of Transmittal for Common Shares of Lundin Mining Corporation.

99.5	Press Release dated December 22, 2008.